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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST MANHATTAN CO.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Ave.
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem **212-756-3155**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 27 2009
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl M. Kallem and I, Neal K. Stearns, swear (or affirm) that, to the best of our knowledge and belief the accompanying consolidated statement of financial condition pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2008, is true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director
Title

Signature

Senior Managing Director
Title

Notary Public

LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

☒(a) Facing Page.
☒(b) Statement of Financial Condition
☐(c) Statement of Income (Loss).
☐(d) Statement of Changes in Financial Condition.
☐(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐(g) Computation of Net Capital.
☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. See Footnote 6.
☒(l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Manhattan Co.

Consolidated Statement Of Financial Condition

December 31, 2008

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1
Consolidated Statement of Financial Condition 2
Notes to Consolidated Statement of Financial Condition.. 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Partners of
First Manhattan Co.

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co. (the "Firm") as of December 31, 2008. This statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Firm's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Manhattan Co. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

February 24, 2009

Ernst & Young LLP

First Manhattan Co.
Consolidated Statement Of Financial Condition
December 31, 2008

Assets of First Manhattan Co.	
Cash in banks	$ 2,631,205
Cash and securities segregated, deposited in a special reserve bank account for the exclusive benefit of customers	2,437,538
Receivable from clearing broker, net	10,164,559
Investment advisory fees receivable	2,481,703
Investments in U.S. Government securities owned by the Firm, at market value	15,988,353
Other marketable securities	8,164,293
Secured demand notes receivable, fully collateralized	8,765,625
Furniture, fixtures and leasehold improvements, at cost, net of accumulated depreciation and amortization of $3,988,366	832,412
Other assets	1,597,767
	53,063,455
Assets of consolidated investment entities	
Deposits in savings accounts	1,245,543
Investments in readily marketable securities at market value (cost $460,204,435)	465,663,034
Investments in non readily marketable securities (cost $25,073,413)	16,949,539
Due from brokers, net	16,413,700
Other assets	1,072,933
	501,344,749
Total assets	$554,408,204
Liabilities, non-controlling interests in consolidated investment entities, and net worth	
Liabilities of First Manhattan Co.	
Accounts payable and accrued expenses	$ 7,657,724
Secured demand notes	8,765,625
	16,423,349
Liabilities of consolidated investment entities	
Capital contribution received in advance	5,000,000
Unrealized loss on forward currency contracts	4,446,170
Redemptions payable to non controlling interest holders	2,255,879
Accounts payable	190,393
	11,892,442
Total liabilities	28,315,791
Non-controlling interests in consolidated investment entities	486,096,237
Net worth	39,996,176
Total liabilities, non-controlling interests in consolidated investment entities, and net worth	$554,408,204

See accompanying notes

1. Organization and Consolidation Policy

First Manhattan Co. ("FMC" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying consolidated statement of financial condition includes the accounts of the Company and those FMC Investment Entities ("Investment Entities") which are consolidated into FMC, notwithstanding the fact that FMC may have only a partial economic interest in the Investment Entities. Consequently, the Company's statement of financial condition reflects the assets and liabilities of FMC and the Investment Entities on a consolidated basis.

FMC consolidates those Investment Entities in which it has a substantive interest, or in which it is the primary beneficiary of a variable interest entity ("VIE"), as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN No. 46") as revised.

In addition, the Company consolidates those Investment Entities it controls through a majority voting interest or otherwise, including those funds in which the general partner is presumed to have control over the funds pursuant to Emerging Issues Task Force ("EITF") Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Control a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.*

The ownership interests in the Investment Entities not owned by the Company are reflected as non-controlling interests in consolidated investment entities in the consolidated statement of financial condition. Investment advisory fees receivable of $3.1 million have been eliminated in consolidation. Accordingly, the consolidation of the Investment Entities has no effect on FMC's net worth.

1. Organization and Consolidation Policy (continued)

Non-controlling interests in certain consolidated Investment Entities are subject to withdrawal or redemption restrictions. At December 31, 2008, approximately $29.9 million is currently subject to withdrawal or redemption restrictions in excess of one year. When permitted redemptions become payable to non-controlling investors on a current basis, they are classified as redemptions payable in the consolidated statement of financial condition.

The Company has retained the specialized accounting for the Investment Entities in accordance with EITF Issue No. 85-12, *Retention of Specialized Accounting for Investments in Consolidation*. Accordingly, the Company reports the investments of the Investment Entities on the consolidated statement of financial condition at their estimated fair value (see Note 8). Additionally, various disclosures relevant to the Investment Entities, specifically the Investment Entities' investment activities and holdings, have been included in the footnotes on a consolidated basis.

The Company is the general partner of, and/or the investment advisor to, two Investment Entities not included in the consolidated statement of financial condition, which were organized by the Company and in which the Company has an investment of less than 1% of each such Investment Entities' capital. At December 31, 2008, 22% of investment advisory fees receivable were attributable to these two Investment Entities.

2. Significant Accounting Policies

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities, or at fair value, as determined by management. Investments in securities which are non readily marketable, included in consolidated Investment Entities, have a fair value of $16.9 million at December 31, 2008 in accordance with management's estimates and assumptions.

2. Significant Accounting Policies (continued)

The fair value of the Company's and Investment Entities' assets and liabilities approximates the carrying amount presented in the consolidated statement of financial condition.

Assets and liabilities of Investment Entities denominated in foreign currencies are translated into U.S. Dollars at the closing rates of exchange at December 31, 2008.

3. Receivable from Clearing Broker, Net and Due from Brokers, Net

At December 31, 2008, the receivable from clearing broker, net represents cash maintained at Pershing, commissions receivable earned as an introducing broker for the transactions of its customers, net of clearing and related expenses, and interest receivable.

At December 31, 2008, due from brokers, net for Investment Entities consists of cash and margin balances, dividends receivable, and unsettled transactions.

4. Taxes

The Company is a partnership and therefore is not subject to federal, state and city income taxes, but it is subject to the New York City unincorporated business tax.

5. Secured Demand Notes

Secured demand notes from limited partners of FMC (maturing January 31, 2017) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $8,164,293, has also been contributed as capital by the limited partners.

6. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company had net capital, as defined, of approximately $32.0 million, which exceeded the minimum net capital requirement by approximately $31.7 million.

6. Regulatory Capital and Other Information (continued)

The Company's consolidated statement of financial condition has been prepared on the basis of generally accepted accounting principles and differs in certain respects from accounting practices prescribed by the SEC's general instructions to Form X-17A–5. Under such general instructions, certain subsidiaries may not be consolidated. Total assets, liabilities and partners' capital on the Form X-17A-5 totaled $56.5 million, $16.5 million, and $40.0 million, as compared to $554.4 million, $28.3 million, and $526.1 million in the consolidated statement of financial condition. The difference is due to the inclusion of the balances related to the Investment Entities, as delineated on the consolidated statement of financial condition and as described in Footnote 1.

7. Investments

Effective January 1, 2008, the Company adopted FAS 157, which among other things, requires enhanced classification and disclosures about financial instruments carried at fair value.

FAS 157 defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

FAS 157 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input

7. Investments (continued)

to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2008:

			Investments Owned by Consolidated Investment Entities		
	Investments in U.S. Government Securities	Other Marketable Securities	Marketable	Non Readily Marketable	Financial Instruments
Level 1	$18,424,096	$8,164,293	$465,663,034	-	-
Level 2	-	-	-	-	$4,446,170
Level 3	-	-	-	$16,949,539	-
	$18,424,096	$8,164,293	$465,663,034	$16,949,539	$4,446,170

Investments in U.S. Government securities include securities on deposit in a special reserve bank account for the exclusive benefit of customers (market value $2,435,743) and investments in U.S. Government securities (market value $15,988,353).

Marketable investments owned by consolidated investment entities are valued at quoted prices in active markets for identical instruments.

Non readily marketable investments are valued based on valuation techniques using publicly available prices and operating performance metrics of similar companies.

Other financial instruments consist of forward currency contracts which have been valued using observable inputs for similarly traded forward currency contracts.

8. Schedule of Investments

The following table presents information about the investments in securities at fair value and financial instruments of the consolidated Investment Entities as of December 31, 2008.

	Shares/ Principal/ Contracts	Market Value	Percent of Net Assets
Investments in readily marketable securities:			
Equity securities – healthcare			
United States:			
Gilead Sciences Inc.	739,900	$37,838,486	7.2%
St. Jude Medical Inc.	882,100	29,074,016	5.5%
Wyeth	732,100	27,461,071	5.2%
Other	9,679,298	135,548,034	25.8%
Total United States (cost $229,709,190)	12,033,398	229,921,607	43.7%
Switzerland:			
Roche Holding AG Basel	221,070	33,998,797	6.5%
Other	295,800	14,753,262	2.8%
Total Switzerland (cost $50,544,580)	516,870	48,752,059	9.3%
Japan:			
Mitsubishi Tanabe Pharma Corp.	2,120,300	31,616,853	6.0%
Other	1,496,600	16,792,829	3.2%
Total Japan (cost $32,343,739)	3,616,900	48,409,682	9.2%
United Kingdom:			
Other (cost $929,910)	799,186	596,968	0.1%
Netherlands:			
Other (cost $7,400,890)	457,500	5,374,710	1.0%
Denmark:			
Other (cost $534,483)	93,469	196,456	0.0%
Italy:			
Other (cost $3,512,223)	447,341	2,440,272	0.5%
Total healthcare equity securities (cost $324,975,015)	17,964,664	$335,691,754	63.8%

8. Schedule of Investments (continued)

	Shares/ Principal/ Contracts	Market Value	Percent of Net Assets
Equity securities – banking			
United States:			
Other (cost $13,678,744)	1,878,675	$10,162,223	1.9%
Equity securities – services			
United States:			
Other (cost $2,576,958)	66,060	1,939,886	0.4%
Bermuda:			
Other (cost $923,793)	24,070	789,255	0.2%
Total equity securities – services	90,130	$2,729,141	0.6%
Equity securities – industrial			
United States:			
Other (cost $140,274)	3,660	86,852	0.0%
Switzerland:			
Other (cost $502,576)	25,000	375,250	0.1%
Total equity securities - industrial	28,660	$462,102	0.1%
Equity securities – telecommunications			
Mexico:			
Other (cost $518,042)	9,100	282,009	0.1%
Equity securities – technology			
South Africa:			
Other (cost $1,783,821)	70,500	965,850	0.2%
Total equity securities (cost $345,099,223)	20,041,729	$350,293,079	66.7%
Corporate Bonds			
General Electric Corp MTN Gtd 3% due 12/9/2011 (cost $2,415,793)	2,400,000	2,481,240	0.5%
Other (cost $1,114,745)	1,110,000	1,107,103	0.2%
Total corporate bonds (cost $3,530,538)	3,510,000	$3,588,343	0.7%

8. Schedule of Investments (continued)

	Shares/ Principal/ Contracts	Market Value	Percent of Net Assets
United States Treasury Bills			
Treasury Bill due 01/22/2009 (cost $4,863,839)	$ 4,865,000	$ 4,865,000	0.9%
Treasury Bill due 03/19/2009 (cost $16,136,639)	16,200,000	16,198,380	3.1%
Treasury Bill due 03/26/2009 (cost $547,414)	551,000	550,939	0.1%
Treasury Bill due 04/02/2009 (cost $6,531,929)	6,580,000	6,578,092	1.3%
Treasury Bill due 06/04/2009 (cost $32,709,755)	32,830,000	32,815,555	6.2%
Treasury Bill due 09/24/2009 (cost $22,308,936)	22,400,000	22,365,952	4.3%
Treasury Bill due 10/22/2009 (cost $128,381)	130,000	129,649	0.0%
Total United States Treasury Bills (cost $83,226,893)	$83,556,000	$83,503,567	15.9%
United States Treasury Notes			
Treasury Notes 3.875% due 5/15/2009 (cost $28,347,781)	$27,900,000	$28,278,045	5.4%
Total investments in readily marketable securities (cost $460,204,435)		$465,663,034	88.7%

	Shares/ Principal/ Contracts	Fair Value	Percent of Net Assets
Equity securities – banking			
United States	3,971,628	$16,949,539	3.2%
Total investments in non readily marketable securities cost ($25,073,413)	3,971,628	$16,949,539	3.2%

	Fair Value	Percent of Net Assets
Unrealized loss on forward currency contracts		
54,611,392 Swiss francs vs. $48,183,688 for settlement April 6, 2009	$2,964,796	0.6%
1,488,119,748 Japanese yen vs. $14,964,730 for settlement April 6, 2009	1,481,374	0.3%
	$4,446,170	0.9%

9. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2008, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk.

9. Indemnifications (continued)

The Investment Entities enter into contracts that contain a variety of indemnifications; the maximum exposure for each Investment Entity under these arrangements is unknown. However, the Investment Entities have not had prior claims or losses pursuant to these contracts, and believe any risk of loss to be remote.

10. Concentration of Credit Risk

The Company and its subsidiaries are engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each broker.

11. New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the statement of financial condition. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 ("FSP"), "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," deferring the effective date of FIN 48, for certain nonpublic enterprises as defined by paragraph 289, as amended, of FASB Statement No. 109, "Accounting for Income Taxes". The FSP defers the effective date of FIN 48 for eligible entities until annual financial statements for fiscal years beginning after December 15, 2008. The Company does not believe the impact of adopting FIN 48 will be material to the consolidated statement of financial condition.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("FAS 160"). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, including guidance on presentation of a noncontrolling interest in consolidated statement of financial condition. FAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of FAS 160 will result in the reclassification of the non-controlling interest in consolidated Investment Entities on the consolidated statement of financial condition. The Company does not believe the impact of adopting FAS 160 will be material to the consolidated statement of financial condition.

11. New Accounting Pronouncements (continued)

In March 2008, the FASB released FASB Statement No. 161 ("FAS 161"), "Disclosures about Derivative Instruments and Hedging Activities." The statement is intended to improve financial reporting about derivative instruments by requiring enhanced disclosures that enable investors to understand: a) how and why an entity uses derivatives, b) how derivatives are accounted for, and c) how derivatives affect an entity's results of operations and financial position. Among other things, FAS 161 requires new balance sheet related and income statement related tabular note disclosures that provide derivatives' fair value at period end and the gain/loss over the reporting period, categorized by the underlying risk exposure. FAS 161 applies to all entities that prepare GAAP based financial statements, including investment companies, and is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe the adoption of FAS 161 will have a material impact on the consolidated statement of financial condition.

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Consolidated Statement of Financial Condition

First Manhattan Co.
December 31, 2008
With Report of Independent Registered Public Accounting Firm